Filed pursuant to Rule 433
Registration No. 333-285485
September 22, 2026

Final Term Sheet

Issuer:	Province of British Columbia

Existing Long-Term Issuer Ratings*:	DBRS: AA (stable); Moody's: Aa2 (negative); Fitch: AA- (negative); S&P: A (negative)

Title:	5.300% Bonds, Series BCUSG-21, due September 29, 2036 (the "Bonds")

Aggregate Principal Amount:	U.S.$3,000,000,000

Trade Date:	September 22, 2026

Issue Date (Settlement Date):	September 29, 2026 (T+5)

Maturity Date:	September 29, 2036

Interest Payment Dates:	September 29 and March 29 of each year, commencing on March 29, 2027. Interest will accrue from September 29, 2026

Spread to Treasury:	+34.2 basis points

Spread to SOFR Mid-Swaps:	+71 basis points

Benchmark Treasury:	UST 4.625% due August 15, 2036

Treasury Spot/Yield:	97-10 / 4.972%

Yield to Maturity:	5.314%

Interest Rate:	5.300% per annum; payable semi-annually

Public Offering Price:	99.892% plus accrued interest from September 29, 2026 if settlement occurs after that date

Day Count Convention:	30/360

Redemption:	The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

Joint Lead Managers:	BofA Securities, Inc. CIBC World Markets Corp. Goldman Sachs International National Bank of Canada Financial Inc. TD Securities (USA) LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

CUSIP# / ISIN#:	CUSIP: 110709 BP6 ISIN: US110709BP68

Listing:	Admission to the official list of the Luxembourg Stock Exchange and to trading on the Euro MTF Market of the Luxembourg Stock Exchange may be completed following settlement on a reasonable efforts basis.

Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about September 29, 2026, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next three succeeding business days should consult their own advisor.

Governing Law:	The laws of the Province of British Columbia and the federal laws of Canada applicable therein

Prospectus and Prospectus Supplement:	Prospectus dated as of May 6, 2025 and Preliminary Prospectus Supplement dated as of September 22, 2026 https://www.sec.gov/Archives/edgar/data/836136/000106299326005040/0001062993-26-005040-index.html

UK MiFIR Product Governance:	Professional & Eligible Counterparties target market

MiFID II Product Governance:	Professional & Eligible Counterparties target market

U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, CIBC World Markets Corp. at 1-800-282-0822, Goldman Sachs International at 1-866-471-2526, National Bank of Canada Financial Inc. at 1-212-632-8537, or TD Securities (USA) LLC at 1-855-495-9846.

Canadian Legend:	The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons").

This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that the Bonds are "excluded securities" for the purposes of the Public Offers and Admissions to Trading Regulations 2024 (the "POATRs") and accordingly there will not be a prospectus prepared or published for the purposes of the POATRs or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook ("PRM"). None of this document, the prospectus supplement or the base prospectus constitute a prospectus for the purposes of the POATRs or the PRM.

Japan Legend:	The Bonds have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each underwriter, on behalf of itself and each of its affiliates that participates in the initial distribution of the Bonds, has undertaken that it has not offered or sold and will not offer or sell any Bonds, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong Legend:	The Bonds will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the "SFO") and any rules made under the SFO, or (ii) in other circumstances which do not result in this document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.

Taiwan Legend:	The Bonds will not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Bonds will only be available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Bonds.

Macau Legend:	The Bonds will not be offered or sold in Macau.

European Economic Area Legend:

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of the Bonds. Accordingly, any person making or intending to make any offer within a Member State of the Bonds which are the subject of an offering contemplated in the prospectus supplement and the base prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Bonds shall require the Issuer or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Neither the Issuer nor any underwriter has authorized, nor do they authorize, the making of any offer of the Bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation.

Neither the Issuer nor any underwriter has authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriter which constitute the final placement of the Bonds contemplated in the prospectus supplement.

The expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Singapore Legend:	Each underwriter has acknowledged that this document, the prospectus supplement and the base prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any of the Bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any of the Bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute this document, the prospectus supplement, the base prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the "SFA")) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.